FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:   October 6, 2004

BC FORM 51-901F

QUARTERLY REPORT

`

Incorporated as part of:

 X

Schedule A

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER

ACREX VENTURES LTD.

FOR QUARTER ENDED

SEPTEMBER 30, 2003

DATE OF REPORT

NOVEMBER 21, 2003

ISSUER ADDRESS

1400 - 570 GRANVILLE STREET,VANCOUVER,

BRITISH COLUMBIA, V6C 3P1

ISSUER TELEPHONE NUMBER

604-675-7640

ISSUER FAX NUMBER

604-277-1752

CONTACT PERSON

MALCOLM POWELL

CONTACT'S POSITION

PRESIDENT

CONTACT TELEPHONE NUMBER

604-687-4622

CONTACT EMAIL ADDRESS

MPOWELL@ACREXVENTURES.COM

WEB SITE ADDRESS

www.acrexventures.com

CERTIFICATE

THE SCHEDULES(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"T.J. MALCOLM POWELL"

11/21/03

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

"CARL R. JONSSON"

11/21/03

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

SCHEDULE A

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

SEPTEMBER 30, 2003

1.  NOTICE TO READER

2.  STATEMENT OF EARNINGS AND DEFICIT

3.  BALANCE SHEET

4.  STATEMENT OF CASH FLOWS

5.  NOTES TO FINANCIAL STATEMENTS

BEDFORD CURRY & CO.,

CHARTERED ACCOUNTANTS

MICHAEL J. BEDFORD INC.

FERNANDO J. COSTA INC.

NOTICE TO READER

We have compiled the balance sheet of ACREX Ventures Ltd. as at September 30, 2003 and the statement of earnings and deficit and cash flows for the period then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, British Columbia, Canada

“BEDFORD CURRY & CO.”

November 18, 2003

CHARTERED ACCOUNTANTS

ACREX Ventures Ltd.

STATEMENT OF EARNINGS AND DEFICIT

Unaudited - See Notice to Reader

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002

REVENUE

Gain on sale of interest in mineral property	20,049	-	20,049	-
Interest	$10,037	-	$16,962	-

	30,086	-	37,011	-

EXPENSES

Management fees	18,000	18,000	54,000	24,000
Legal	$5,912	10,787	$46,393	49,663
Consulting	9,602	3,500	35,489	3,500
Office and general	7,540	12,414	31,437	20,929
Accounting	8,998	1,000	23,068	6,993
Promotion and travel	4,459	2,092	20,921	5,214
Rent	3,600	2,400	14,331	3,600
Legal disbursements	1,597	-	13,668	-
Filing fees	495	200	5,995	4,095
Transfer agent fees	1,058	2,070	5,819	7,080
Property evaluation cost	-	-	2,717	-
Investor relations	529	34,819	2,377	35,816
Insurance	-	-	2,188	1,750

	(61,790)	(87,282)	(258,403)	(162,640)

NET LOSS	(31,704)	(87,282)	(221,392)	(162,640)

Deficit, beginning of period	(3,108,752)	(2,757,567)	(2,919,064)	(2,682,209)

DEFICIT, end of period	$(3,140,456)	(2,844,849)	$(3,140,456)	(2,844,849)

LOSS PER SHARE - BASIC	$0.00	(0.01)	$(0.02)	(0.03)

WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	9,573,616	7,774,272	8,898,216	5,478,749

ACREX Ventures Ltd.

BALANCE SHEET

Unaudited - See Notice to Reader

	September 30,	December 31,
	2003	2002

ASSETS

Current
Cash and short-term investments	$510,399	554,856
Accounts receivable	55,934	30,014
Marketable securities	23,250	-

	589,583	584,870

Mineral properties [Note 2]	454,634	387,643

	$1,044,217	972,513

LIABILITIES

Current
Accounts payable	$24,396	15,454

SHAREHOLDERS' EQUITY

Share capital [Note 3]	4,160,277	3,876,123
Deficit	(3,140,456)	(2,919,064)

	1,019,821	957,059

	$1,044,217	972,513

APPROVED ON BEHALF OF THE BOARD:

"T.J. MALCOLM POWELL"	"CARL R. JONSSON"
Director	Director

ACREX Ventures Ltd.

STATEMENT OF CASH FLOWS

Unaudited - See Notice to Reader

Three months ended September 30,			Nine months ended September 30,
	2003	2002	2003	2002

OPERATIONS

Net loss	$(31,704)	(87,282)	$(221,392)	(162,640)

Items not involving cash:
Gain on sale of interest in mineral property	$(20,049)	-	$(20,049)	-

	(51,753)	(87,282)	(241,441)	(162,640)
Changes in non-cash working capital balances:
Increase in accounts receivable	(27,305)	(44,241)	(25,920)	(56,614)
Decrease (increase) in prepaid expenses	-	59,167	-	(20,833)
Increase (decrease) in accounts payable	2,447	(19,651)	8,942	(106,098)

	(76,611)	(92,007)	(258,419)	(346,185)

FINANCING

Shares issued for cash	(1,260)	-	284,154	1,342,543

INVESTING

Proceeds on the sale of
interest in mineral property	38,250	-	38,250	-
Exploration expenditures	-	(257,077)	(85,192)	(278,319)
Increase in marketable securities	(23,250)	-	(23,250)	-

	15,000	(257,077)	(70,192)	(278,319)

Increase (decrease) in cash	(62,871)	(349,084)	(44,457)	718,039

Cash and short-term
investments, beginning of period	573,270	1,068,802	554,856	1,679

CASH AND SHORT-TERM
INVESTMENTS, end of period	$510,399	719,718	$510,399	719,718

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2003

1.  NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as noted below, and should be read in conjunction with those statements.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2.  MINERAL PROPERTIES

      Raglan

     Michaud

       Ungava

                  Total

Acquisition costs

Balance, beginning of period

$

25,000

-

25,000

Acquisition fees

           -

 18,202

18,202

Reduction in costs due to sale of interest (see note below).

           -

 (18,201)

(18,201)

Balance, end of period                                                                                           25,000                                1                               25,001

Exploration costs

Balance, beginning of period

362,643

-

362,643

Third party exploration

57,284

-

57,284

Consulting

9,706

-

9,706

Balance, end of period

429,633

-

429,633

Balance, end of period

$

454,633                                1                              454,634

The Company has granted Resolve Ventures Inc. ("Resolve") an option to acquire up to a 70% interest in the Company's Raglan Ungava claims. Resolve may earn the interest by making certain cash payments, issuing shares to the Company and expending amounts on the property on a timed schedule.  During the period the Company received payment of $15,000 and 75,000 Resolve shares having a market value of $23,250.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2003

3.  SHARE CAPITAL

The Company has authorized share capital of 25,000,000 common voting shares without par value.  The issued share capital is as follows:

September 30,                                        December 31,

      2003                                                         2002

Number                 Amount                Number                 Amount

Balance, beginning of period                                           8,038,616          $ 3,876,123               3,342,21              $  2,590,605

Shares issued for cash                                                      1,520,000                334,400              4,608,000                  1,439,975

Finders fee                                                                                         -                              -                     83,400                      25,000

Warrants exercised                                                                           -                              -                      5,000                         1,500

Share issue costs                                                                   15,000                  (50,246)                       -                        (180,957)

Balance, end of period                                                     9,573,616           $  4,160,277             8,038,616              $  3,876,123

Stock options - The Company has issued stock warrants as follows:

As at September 30, 2003:

Outstanding

Outstanding

Exercise

December 31,

September 30,

Price

2002

Granted

Exercised

2003

Expiry date

                          $0.30              740,000                           -                              -                        740,000                           June 3, 2007

Warrants - The Company has issued stock warrants as follows:

As at September 30, 2003:

Outstanding

Outstanding

Exercise

December 31,

September 30,

Price

2002

Issued

Exercised

2003

Expiry date

                          $0.40             2,823,167                         -                               -                      2,823,167                        May 17, 2004

                          $0.40            1,151,500                          -                               -                      1,151,500                        May 17, 2004

                          $0.40               789,933                          -                               -                         789,933                        May 17, 2004

                          $0.40               633,333                          -                               -                         633,333                        May 30, 2004

                          $0.27                    -                          1,064,000                       -                      1,064,000                  October 29, 2004

                                               5,397,933                   1,064,000                        -                     6,461,933

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2003

4.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $44,990, from a law firm of which a director is a member. Accounts payable and accrued expenses includes $3,577 due to the law firm.

The Company incurred management fees of $54,000 and equipment rental of $7,551 from a company owned by a director of the Company.

The Company incurred geologist fees of $5,600 from a company owned by a director of the Company.

5.  SEGMENT INFORMATION

The company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the provinces of Ontario and Quebec.